SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


         Date of Report (Date of earliest event reported): June 30, 2002



                            MERRILL LYNCH CANADA INC.
                               [Initial Depositor]
                 (Translation of registrant's name into English)


                          CP HOLDRS(SM) Deposit Facility
                      [Issuer with respect to the receipts]


                              BCE Place, Suite 400
                                 181 Bay Street
                             Toronto, Ontario M5J2V8
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F_____    Form 40-F______




     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes ______                No ______

                                    EXHIBITS


Exhibit 1. Prospectus Supplement Filed Pursuant to Rule No. 424(b)(3) for the Quarter Ended June 30, 2002.

1/1

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  June 30, 2002               MERRILL LYNCH CANADA INC.



                                   By:           /s/ RONALD S. LLOYD
                                        ---------------------------------------
                                   Name:    Ronald S. Lloyd
                                   Title:   President and Chief Operating
                                            Officer

                                                                       Exhibit 1

PROSPECTUS SUPPLEMENT                      FILED PURSUANT TO RULE NO.  424(b)(3)
(To Prospectus dated September 4, 2001)              REGISTRATION NO.  333-63924







                                   [LOGO] (SM)





                         300,000,000 Depositary Receipts
                          CP HOLDRSsm Deposit Facility



     This prospectus supplement supplements information contained in the prospectus dated September 4, 2001, relating to the sale of up to 300,000,000 depositary receipts by the CP HOLDRSsm Deposit Facility.

     The name, ticker symbol, share amounts and primary trading market of each company represented by a round-lot of 100 CP HOLDRS is as follows:

                                                       Share        Primary
             Name of Company               Ticker     Amounts    Trading Market
  EnCana Corp.(1)                           ECA        68.4           NYSE
  Fording Inc.                              FDG        16.6           NYSE
  CP Ships Limited                          TEU         25            NYSE
  Canadian Pacific Railway Company           CP         50            NYSE
  Fairmont Hotels and Resorts Inc.          FHR         25            NYSE
  --------------------


  (1) On April 8, 2002, PanCanadian Energy Corp. completed its merger with Alberta Energy Co. Ltd. As a result of the merger, PanCanadian Energy Corp., a component of CP HOLDRS, changed its name to EnCana Corp.

     The share amounts listed in the table above reflect all previous stock splits, dividends and business combination transactions.



            The date of this prospectus supplement is June 30, 2002.